Exhibit 99.1

U.S. Consulate General Shanghai Visits Erayak Power Solution Group in an Effort to StrengthenBilateral Trade between China and the U.S.

Wenzhou, China, June 08, 2023 (GLOBE NEWSWIRE) -- Erayak Power Solution Group Inc. (“Erayak” or the “Company”) (Nasdaq: RAYA), a leading manufacturer, designer, and exporter of high-quality products in the power supply industry, was honored to welcome a delegation of trade officials from China and the United States on May 26, 2023, at Erayak’s headquarters.

Joining the visit was the Chief of Office of Provincial Relations, Ms. Lisa Podolny, from the U.S. Consulate General Shanghai, together with the Officer and Researcher of the Wenzhou Foreign Affairs Office, Ms. Jin Chen, Deputy Director of Wenzhou Bay New District Management Committee, Ms. Jian Huang, and Deputy Director of Wenzhou Bay New District Economic Development Bureau, Mr. Luoke Jiang. The delegation was welcomed by Erayak Chairman & CEO, Mr. Lingyi Kong, who provided a thorough introduction to the Company’s products in the exhibition hall, including its inverter series, inverter generator series, and hybrid inverter household power system.
Figure 1: Erayak Chairman & CEO Mr. Lingyi Kong and Chief of Office of Provincial Relations, Ms. Lisa Podolny from the U.S. Consulate General Shanghai

Ms. Podolny expressed her sincere appreciation for the Company’s cooperation with U.S. enterprises in recent years and was particularly impressed by the company’s internal operations and control mechanisms that have enabled Erayak to achieve excellent performance and growth. Ms. Podolny also expressed her interest in the company’s future development in the U.S. market and hoped to support and assist those endeavors.

Erayak Chairman & CEO Mr. Lingyi Kong commented: “We were delighted to host this important delegation of officials and share their enthusiasm and efforts to improve bilateral trade between China and the United States. Strong economic ties between our two countries are essential for global prosperity. We are committed to working with our partners in China and the United States to build a more prosperous and sustainable future for all.”

“Erayak is also committed to our mission to deliver electricity to every corner of the world. We believe access to reliable and affordable energy is essential to economic development and social progress. We are proud to play a role in helping to bridge the energy gap and improve the lives of people around the world.”

“I am very excited about the future of our business. Erayak is committed to expanding our global reach and maintaining strong communications with the U.S. capital markets and all key stakeholders. We believe that these efforts will help us improve our market value and brand influence, ultimately delivering even greater value to our investors,” concluded Mr. Kong.

Figure 2: From left to right: Researcher of the Wenzhou Foreign Affairs Office, Mr. Chen Jin, Deputy Director of Wenzhou Bay New District Management Committee, Ms. Huang Jian, Erayak Chairman & CEO Mr. Lingyi Kong, Chief of Office of Provincial Relations, Ms. Lisa Podolny and Administrative Management Assistant, Li Haojinchuan from the U.S. Consulate General Shanghai, Wang Ning from Wehnzhou Bay New District Investment Promotion Bureau

About Erayak Power Solution Group Inc.

Erayak specializes in the manufacturing, research and development, and wholesale and retail of power solution products. Erayak’s product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles, electrical appliances, and outdoor living products. Our goal is to be the premier power solutions brand and a solution for mobile life and outdoor living. For more information, visit www.erayakpower.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Lisa Gray, Senior Account Manager

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: lisa@skylineccg.com